As filed with the Securities and Exchange Commission on January 26, 2009

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

ShoreTel, Inc.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Stock Options Granted Under Certain ShoreTel, Inc. Equity Plans to Purchase Common Stock

(Title of Class of Securities)

825211-105

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Michael E. Healy

Chief Financial Officer

ShoreTel, Inc.

960 Stewart Drive

Sunnyvale, California 94085

(408) 331-3300

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of Filing Person)

Copy to:

Jeffrey R. Vetter, Esq.

Fenwick & West LLP

801 California St.

Mountain View, CA 94041

Telephone: (650) 988-8500

Facsimile: (650) 938-5200

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$25,873,719*	$1,017**

*	Calculated solely for purposes of determining the filing fee. This amount is based on the Black-Scholes option valuation model, and assumes that all outstanding options eligible for tender covering an aggregate of 3,256,373 shares of the common stock of ShoreTel, Inc., which is the maximum number of shares subject to stock options eligible to be exchanged pursuant to this offer.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Advisory No. 6 for fiscal year 2007, equals $39.30 per $1,000,000 of transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $1,017.	Filing Party: ShoreTel, Inc.

Form or Registration No.: Schedule TO.	Date Filed: January 2, 2009.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO originally filed by ShoreTel, Inc. (“ShoreTel”) with the Securities and Exchange Commission on January 2, 2009 (the “Schedule TO”) relating an offer by ShoreTel to certain of its employees to exchange certain outstanding stock options, for new options to be granted by ShoreTel under its 2007 Equity Incentive Plan and upon the terms and conditions described in the Offer to Exchange, attached to Amendment No. 1 to the Schedule TO as Exhibit 99(a)(1)(A) (the “Offer to Exchange”).

ShoreTel hereby amends and supplements the Schedule TO to add certain summary financial information to Item 9 of the Offer to Exchange.

ITEM 12.	EXHIBITS.

The Exhibit Index included in this Schedule TO is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated: January 26, 2009

SHORTEL, INC.

By:	/s/ William Garvey
Name:	William Garvey
Title:	Vice President & General Counsel

EXHIBIT INDEX

Exhibit Number	Description

99(a)(1)(A)*	Offer to Exchange Outstanding Stock Options for New Stock Options dated January 21, 2009.

99(a)(1)(B)*	Letter of Transmittal.

99(a)(1)(C)*	ShoreTel, Inc.’s Annual Report on Form 10-K for the fiscal year ended June 30, 2008 filed with the Securities and Exchange Commission on September 12, 2008 and incorporated herein by reference

99(a)(1)(D)*	ShoreTel, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 filed with the Securities and Exchange Commission on November 6, 2008, as amended and incorporated herein by reference

99(a)(1)(E)	Supplement to Offer to Exchange.

99(b)	Not applicable.

99(d)(1)(A)	ShoreTel, Inc. 1997 Stock Option Plan (filed as Exhibit 10.2 to ShoreTel’s Registration Statement on Form S-1 file no. 333-140630).

99(d)(1)(B)	ShoreTel, Inc. 2007 Equity Incentive Plan (filed as Exhibit 10.3 to Amendment No. 3 to ShoreTel’s Registration Statement on Form S-1 file no. 333-140630).

99(g)	Not applicable.

99(h)	Not applicable.

*	previously filed